UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-42153

TOYO Co., Ltd

16F, Tennoz First Tower

2-2-4, Higashi-Shinagawa, Shinagawa-ku

Tokyo, Japan 140-0002

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Registered Direct Offering

On June 23, 2026, TOYO Co., Ltd, a Cayman Islands exempted company (the “Company”) entered into securities purchase agreements (the “Securities Purchase Agreements”) with certain institutional investors (the “Investors”), pursuant to which the Company agreed to issue and sell, in a registered direct offering (the “Offering”): (i) 4,545,456 ordinary shares (the “Shares”), par value $0.0001 per share, of the Company (the “Ordinary Shares”), and (ii) warrants to purchase 4,545,456 Ordinary Shares (the “Purchase Warrants”). The Offering price per Share and Purchase Warrant is $11.00 for aggregate gross proceeds from the Offering of approximately $50 million, before deducting the placement agent fee (as described in greater detail below) and estimated offering expenses.

The Purchase Warrants have an exercise price of $13.20 per share, are exercisable immediately upon issuance and will expire five years from the issuance date. The Shares, the Purchase Warrants and the Ordinary Shares issuable upon the exercise of the Purchase Warrants were offered by the Company pursuant to an effective shelf registration statement on Form F-3 (File No. 333-290952) that was filed with the Securities and Exchange Commission (the “SEC”) on October 20, 2025 and became effective on November 9, 2025, including the base prospectus contained therein, and a related prospectus supplement dated as of June 23, 2026 filed with the SEC.

On June 25, 2026, the Company consummated the Offering. The Company intends to use the net proceeds from the Offering to build its previously announced 1.5 GW heterojunction (HJT) solar cell manufacturing facility in the Houston metropolitan area, Texas, as well as for general corporate purposes.

A holder (together with its affiliates) may not exercise any portion of the Purchase Warrants to the extent that the holder would own more than 4.99% (or, at the purchaser’s option upon issuance, 9.99%) of the Company’s outstanding Ordinary Shares immediately after exercise (the “Beneficial Ownership Limitation”). However, upon at least 61 days’ prior notice from the holder to the Company, a holder may increase or decrease the Beneficial Ownership Limitation in accordance with the terms of Purchase Warrant, provided that it does not exceed 9.99%.

The Securities Purchase Agreements contain customary representations and warranties and agreements of the Company and the Investors and customary indemnification rights and obligations of the parties. Pursuant to the terms of the Securities Purchase Agreements, the Company has agreed to certain restrictions on the issuance and sale of its Ordinary Shares or Ordinary Share Equivalents (as defined in the Securities Purchase Agreement) during the 90-day period following the closing of the Offering.

In connection with the Offering, the Company entered into an engagement letter (the “Engagement Letter”) with Roth Capital Partners, LLC (“Roth Capital Partners”) and H.C. Wainwright & Co., LLC (“Wainwright” and, together with Roth Capital Partners, the “Placement Agents”), pursuant to which the Placement Agents agreed to serve as the exclusive placement agents in connection with the Offering. As compensation for such placement agent services, the Company has agreed to pay the Placement Agents collectively (i) a cash fee equal to 5.50% of the aggregate gross proceeds of the Offering, (ii) up to $50,000 for fees and expenses of legal counsel and other out-of-pocket expenses, and (iii) clearing fees of $15,950.

The Ordinary Shares are listed on the Nasdaq Capital Market. There is no established trading market for the Purchase Warrants, and the Company does not intend to list the Purchase Warrants on any securities exchange or nationally recognized trading system. Without a trading market, the liquidity of the Purchase Warrants may be extremely limited.

The foregoing summaries of the form of Purchase Warrant and the form of Securities Purchase Agreement do not purport to be complete and are subject to, and qualified in their entirety by, such documents attached as Exhibits 4.1 and 10.1, respectively, to this Report on Form 6-K, which are incorporated herein by reference.

A copy of the opinion of Harney Westwood & Riegels relating to the validity of the issuance and sale of the Shares and the validity of the issuance of the Ordinary Shares upon the exercise of the Purchase Warrants is attached as Exhibit 5.1 hereto. A copy of the opinion of Robinson & Cole LLP relating to the validity of the Purchase Warrants is attached as Exhibit 5.2 hereto.

On June 23, 2026, the Company issued a press release announcing the Offering, a copy of which is attached hereto as Exhibit 99.1, and incorporated by reference herein.

On June 26, 2026, the Company issued a press release announcing the closing of the Offering, a copy of which is attached hereto as Exhibit 99.2, and incorporated by reference herein.

This Report on Form 6-K does not constitute an offer to sell any securities or a solicitation of an offer to buy any securities, nor shall there be any sale of any securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

INCORPORATION BY REFERENCE

This Report on Form 6-K is hereby incorporated by reference in the Company’s registration statement on  Form F-3 (File No. 333-290952) and Form S-8 (File No. 333-284642) to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
4.1	Form of Purchase Warrants
5.1	Opinion of Harney Westwood & Riegels
5.2	Opinion of Robinson & Cole LLP
10.1	Form of Securities Purchase Agreement
23.1	Consent of Harney Westwood & Riegels (included in Exhibit 5.1)
23.2	Consent of Robinson & Cole LLP (included in Exhibit 5.2)
99.1	Press Release dated June 24, 2026 – TOYO Co., Ltd. Announces $50 Million Registered Direct Offering
99.2	Press Release dated June 26, 2026 – TOYO Co., Ltd. Announces Closing of $50 Million Registered Direct Offering

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOYO Co., Ltd

By:	/s/ Takahiko Onozuka
Name:	Takahiko Onozuka
Title:	Director and Chief Executive Officer

Date: June 26, 2026

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